Exhibit 99.1

Cinedigm Rebrands to Cineverse

New Brand Marks the Transformation to a Pure-play Streaming Entertainment Content and Technology Company Reimagining the Entertainment Experience

LOS ANGELES, May 22, 2023 – Cinedigm Corp. (NASDAQ: CIDM) today announced it is rebranding to Cineverse, a global streaming technology and entertainment company with one of the world’s largest portfolios of owned and operated streaming channels.

Along with the corporate name change to Cineverse Corp., the Company’s stock symbol will also change from CIDM to CNVS; its shares will commence trading on the NASDAQ Capital Market under the new stock symbol “CNVS” at the market opening on May 23, 2023. All stock trading, filings and market-related information will be reported under the new stock symbol going forward.

The corporate name change is an important step forward in the Company’s evolution into a streaming content and technology company – focused on transforming the way people discover and interact with a universe of films, television series and other streamed content all bound together by compelling and innovative storytelling.

Chris McGurk, Chairman and CEO of Cineverse, stated, “We have come a very long way from the Cinedigm of 10 years ago, which specialized in digital innovation within the cinema industry. Today we officially turn the page to become Cineverse, a pure-play business in the exciting and dynamic streaming content and technology space. Our mission is to give audiences a level of access like never before to the vast universe of film and television entertainment through the power of our proprietary technology and the breadth of our content offerings. We plan to continue expanding our media library, currently at over 60,000 titles and growing rapidly, so that we have more compelling content and streaming channels to offer audiences than any other player in the entertainment business. Our recent investments and acquisitions have enabled us to become a leader across multiple entertainment genres, spanning Anime and Asian entertainment, to faith & family, horror, independent film and many other genres.”

McGurk continued, “Having now fully moved beyond our legacy digital cinema business at the end of our last fiscal year ended March 31, 2023, we believe a new company name more accurately reflects our business and brand as it stands today – a leading brand at the intersection of entertainment and innovation. We believe our expanding media library and proprietary Matchpoint® streaming technology and content distribution platform will allow us to transform the way people interact with the stories they love and bring a growing universe of compelling content and channels to the broadest audience possible. While the big studio gatekeepers and our competitors continue to reduce their content catalogs, we plan to open the doors they are closing to audiences and the creative community by

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providing the widest and most diverse selection of content and channels ever, complemented by the best discovery and user experience in all of streaming.”

What is Cineverse?

Cineverse is a content distributor. With channels for every kind of fan, and more to come, across every streaming model (FAST, AVOD, SVOD). A growing library that now features more than 60,000 film and TV titles. And a podcast network of an estimated 70 million downloads across 28 podcasts.

Cineverse is a growing advertising platform. Reaching more than 1.1 billion devices with access points across editorial, audio, video, social, newsletters and more with advanced ad-tech solutions across mobile, web and CTV.

Cineverse is a streaming technology provider. With its proprietary Matchpoint® custom-built streaming platform that offers a unified content management, preparation, delivery, programming and analytics solution. A deep focus on AI and machine learning to automate tasks that previously required a large team to accomplish by hand. Entrepreneur Magazine, FUBU and others recently selected Matchpoint® on a Software-as-a-Service (SaaS) basis to establish their streaming businesses.

Cineverse is the Company’s flagship streaming service. A media library that has expanded more than 5x since January 2023. With more than 22,000 titles, Cineverse is the sixth-largest video streamer in the world by number of titles, boasting a library more extensive than that of Netflix, Hulu, HBO Max and Paramount+.

Erick Opeka, Chief Strategy Officer and President of Cineverse, added, “We are thrilled to adopt the Cineverse name, and based on the strategic importance of our flagship streaming service to the Company, it made sense to consolidate our overall corporate identity under one brand. A key part of the Company’s vision is to celebrate culture through entertainment, storytelling and innovation. We already do this with our channel portfolio, providing a platform for storytellers to reach a broader audience while connecting communities of fans – wherever they watch – with content that they often cannot find elsewhere as other major streaming services cut back on their content offerings. We invite fans to discover more stories with more ways to watch – to satisfy any content craving, mood, budget or fandom. We hope to empower our partners with the tools and support they need to showcase their storytelling, engage with communities and reach people where they watch.”

Cineverse – It’s On: https://youtu.be/Fg75e7Ch-e4

About Cineverse

Cineverse is a global streaming technology and entertainment company with one of the world’s largest portfolios of owned and operated streaming channels, all powered by its advanced, proprietary technology platform. Cineverse currently features enthusiast brands for subscription video on demand (SVOD), advertising-based video on demand (AVOD) and free, ad-supported

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streaming television (FAST) channels. Cineverse entertains consumers around the globe by providing premium feature film and television series, enthusiast streaming channels and technology services to some of the world's largest media, retail and technology companies. For more information, please visit www.cineverse.com.

Safe Harbor Statement

Investors and readers are cautioned that certain statements contained in this document, as well as some statements in periodic press releases and some oral statements of Cineverse officials during presentations about Cineverse, along with Cineverse's filings with the Securities and Exchange Commission, including Cineverse's registration statements, quarterly reports on Form 10-Q and annual report on Form 10-K, are "forward-looking'' statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act''). Forward-looking statements include statements that are predictive in nature, which depend upon or refer to future events or conditions, which include words such as "expects," "anticipates,'' "intends,'' "plans,'' "could," "might," "believes,'' "seeks," "estimates'' or similar expressions. In addition, any statements concerning future financial performance (including future revenues, earnings, or growth rates), ongoing business strategies or prospects, and possible future actions, which may be provided by Cineverse's management, are also forward-looking statements as defined by the Act. Forward-looking statements are based on current expectations and projections about future events and are subject to various risks, uncertainties, and assumptions about Cineverse, its technology, economic and market factors, and the industries in which Cineverse does business, among other things. These statements are not guarantees of future performance, and Cineverse undertakes no specific obligation or intention to update these statements after the date of this release.

For additional information, please contact:

For Media

The Lippin Group for Cineverse

cineverse@lippingroup.com

For Investors

At Cineverse

Julie Milstead

424-281-5411

investorrelations@cineverse.com

The Equity Group Inc.

Carolyne Sohn

408-538-4577

csohn@equityny.com